蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI
RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.

October 28, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being

dlw 11/19

furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8622; facsimile: 852-2522-2280).

Very truly yours,

Jacob Shek

(Enclosure)

cc: Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
Ling Yang
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

October 28, 2002

A. Announcement in relation to Strategic Agreement between the Company and Anheuser-Busch Companies, Inc ("A-B") by way of subscription by A-B of mandatorily convertible Bonds to be issued by the Company; Application by Parent and A-B for the Whitewash Waiver; Minimum percentage of public float of the Company; and Connected Transaction, dated October 23, 2002.

SINCE 1903

TSINGTAO BREWERY COMPANY LIMITED

(a Sino-foreign joint stock limited company established in the People's Republic of China)

Strategic Investment Agreement between Tsingtao and A-B by way of subscription by A-B of mandatorily convertible Convertible Bonds to be issued by Tsingtao

Application by Parent and A-B for the Whitewash Waiver

Minimum percentage of public float of Tsingtao

Connected Transaction

SUMMARY

Strategic Investment Agreement between Tsingtao and A-B

On 21 October 2002, Tsingtao entered into the Strategic Investment Agreement with A-B, pursuant to which A-B has conditionally agreed to subscribe for the Convertible Bonds to be issued by Tsingtao in the aggregate amount of HK$1,416,195,342.00 in 3 tranches, which are mandatorily convertible into 308,219,178 H Shares*. The subscription of the Convertible Bonds are subject to conditions which are set out in the section headed "Tranche I and Tranche II Closing" and "Tranche III Closing" below. Once subscribed, conversion of the Convertible Bonds is mandatory on the respective maturity dates of Tranche I Bond (3 months from the date of Tranche I and Tranche II Closing), Tranche II Bond (7 years from the date of Tranche I and Tranche II Closing) and Tranche III Bonds (7 years from the date of Tranche I and Tranche II Closing).

Upon each of Tranche I Conversion, Tranche II Conversion and Tranche III Conversion, the percentage shareholding of Parent in Tsingtao would decrease from approximately 40.0% to approximately 37.7%#, 33.5%# and 30.6%# respectively whereas that of A-B will increase from approximately 4.5% to 9.9%#, 20.0%# and 27.0%# respectively. However, the additional 7% of the shareholding held by A-B after Tranche III Conversion will be subject to a voting trust arrangement in favour of Parent whereby A-B will enjoy the economic benefits and Parent can exercise the respective voting rights at its sole discretion. Accordingly, Parent, through the trustee, will be entitled to exercise the voting rights attached to such Shares at general meetings or H Shares class meetings of Tsingtao.

Expected Timetable

An expected timetable of the events of the transaction is set out below. It is indicative only and is subject to changes. Any material changes to the expected timetable will be announced separately by Tsingtao. All references to time are Hong Kong time:

Events	Expected Date
Despatch of Circular	12 November 2002
EGM, A Shares EGM and H Shares EGM	3 January 2003
Announcement in newspapers of the results of the EGM, A Shares EGM and H Shares EGM	4 January 2003
Tranche I and Tranche II Closing	8 February 2003

Whitewash Waiver

Upon each of Tranche I Conversion and Tranche II Conversion, the collective shareholdings of A-B and Parent (who are deemed to be acting in concert as a result of the voting trust arrangement contemplated under the Strategic Investment Agreement and the entry into of the Undertaking Agreement by A-B and Parent for the purpose of the Takeovers Code) in Tsingtao would increase from 44.5%# to 47.6%# and from 47.6%# to 53.5%# respectively. Given that each of the increases in shareholding exceeds the 2% creeper and involves a concert group with an aggregate shareholding of between 30% and 50%, Parent, A-B and any parties acting in concert with them would, on each of such conversion, be obliged to make an unconditional general offer under Rule 26.1 of the Takeovers Code unless the Whitewash Waiver is obtained.

An application will be made by Parent to the Executive for the Whitewash Waiver which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. An independent financial adviser will be appointed to advise the Independent Board Committee which will be formed to advise the Independent Shareholders in respect of the Whitewash Waiver. The Executive may or may not grant the Whitewash Waiver.

Closing is conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive. The Strategic Investment Agreement has not provided for waiver of any of its conditions. If the Whitewash Waiver is not granted, the Strategic Investment Agreement will lapse and there will be no general offer for any Shares as a result of the Strategic Investment Agreement.

Public float

A-B will upon Tranche II Conversion be interested in approximately 20.0%# of the enlarged issued shares capital of Tsingtao (and approximately 44.2% of all the issued H Shares as enlarged) and thus be regarded under the Listing Rules as a connected person of Tsingtao and the H Shares then held by A-B and (if applicable) its associates will as a result not be considered as being held by the public. Accordingly, the public float requirement under Rule19A.14(2)(a)(i) of the Listing Rules which states that all H Shares must be held by the public will be violated.

Tsingtao will make an application to the Stock Exchange for a waiver from strict compliance with Rule 19A.14(2)(a)(i) of the Listing Rules on terms satisfactory to the Stock Exchange.

Closing is conditional upon, amongst other things, the granting of a waiver (subject to such conditions as may be imposed by the Stock Exchange) from compliance with Rule 19A.14(2)(a)(i) of the Listing Rules by the Stock Exchange. **The Stock Exchange may or may not grant such waiver or the conditions imposed by the Stock Exchange may or may not be acceptable by the parties involved. If such waiver is not granted, the Strategic Investment Agreement will lapse. Further announcement will be made by Tsingtao if and when the waiver is granted.**

Further Information

HSBC has been appointed as the financial adviser to Tsingtao.

Tsingtao is seeking CSRC's view on the application of the PRC Administrative Measures (which will come into effect on 1 December 2002) to the Strategic Investment Agreement and the transactions contemplated therein. It is possible that a waiver may be required on the part of Parent and A-B as parties acting in concert (as defined therein) from the requirement to make a mandatory offer pursuant to the PRC Administrative Measures. Tsingtao will make an announcement relating to the same if and when necessary.

Parent, a substantial shareholder of Tsingtao and therefore a connected person of Tsingtao, will be entitled to exercise the voting rights of those Shares representing such shareholding of A-B in excess of 20% of the entire issued share capital of Tsingtao, under the voting trust arrangement (as described in the section headed "Voting Trust Arrangement" below). Such arrangement renders the Strategic Investment Agreement and the transactions contemplated thereunder connected transactions between Tsingtao and Parent. The transactions must therefore be made conditional on approval by shareholders in a general meeting pursuant to Rule 14.27 of the Listing Rules and any connected person interested in the connected transactions will abstain from voting at the general meeting pursuant to Rule 14.26 of the Listing Rules.

Trading of H Shares was suspended on the Stock Exchange at the request of Tsingtao from 9:30 a.m. on 22 October 2002. Application has been made for trading of H Shares to resume from 9:30 a.m. on 24 October 2002. Trading of A Shares on the Stock Exchange of Shanghai was also suspended at the request of Tsingtao from 9:30 a.m. on 22 October 2002. Application has been made for trading of A Shares to resume from 10:30 a.m. on 24 October 2002.

Shareholders and public investors are advised to exercise caution when dealing in the Shares.

1. STRATEGIC INVESTMENT AGREEMENT

Date

21 October 2002

Parties

Company : Tsingtao

Strategic Investor : A-B

Subscription of Convertible Bonds

Under the Strategic Investment Agreement, A-B will directly or through a nominee subscribe for 3 tranches of mandatorily convertible Convertible Bonds to be issued by Tsingtao in the aggregate principal amount of HK$1,416,195,342.00 convertible into 308,219,178 H Shares* as follows:

Tranche I

Size:	the total amount of Tranche I Subscription will be the sum of HK$280,800,000 convertible into 60,000,000 new H Shares* at HK$4.68 per new H Share, payable at Tranche I and Tranche II Closing
Subscription:	A-B will subscribe for the Tranche I Bond (in whole but not in parts) on Tranche I and Tranche II Closing
Interest:	interest-free

Tranche II

Size:	the total amount of Tranche II Subscription will be the sum of HK$627,120,000 convertible into 134,000,000 new H Shares* at HK$4.68 per new H Share, payable at Tranche I and Tranche II Closing

Subscription:	A-B will subscribe for the Tranche II Bond (in whole but not in parts) on Tranche I and Tranche II Closing
Interest:	2% p.a. (interest paid plus the amounts of all deductions or withholdings (compelled by law) made by Tsingtao in respect of such interest will be paid back to Tsingtao by A-B upon conversion)

Tranche III

Size:	the total amount of Tranche III Subscription will be the sum of HK$508,275,342 convertible into 114,219,178 new H Shares* at HK$4.45 per new H Share. The principal amount of each of the two sub-tranches of the Tranche III Bonds will be the sum of HK$254,137,671 convertible into 57,109,589 new H Shares*, payable at the relevant Tranche III Closing
Subscription:	A-B will subscribe for each of the two sub-tranches of the Tranche III Bonds at HK$254,137,671 convertible into 57,109,589 new H Shares* on the relevant Tranche III Closing
Interest:	2% p.a. (interest paid plus the amounts of all deductions or withholdings (compelled by law) made by Tsingtao in respect of such interest will be paid back to Tsingtao by A-B upon conversion)

Tranche I and Tranche II Closing

Tranche I and Tranche II Closing is subject to fulfillment of the following conditions:

- the passing of (i) a special resolution of the Shareholders at the EGM, (ii) a special resolution of holders of A Shares at the A Shares EGM, and (iii) a special resolution of holders of H Shares at the H Shares EGM, authorising the Directors to transact such matters as referred to in the Strategic Investment Agreement including the issue of the Convertible Bonds;
- the passing of an ordinary resolution of Independent Shareholders at the EGM by way of poll to approve the Whitewash Waiver and the Strategic Investment Agreement including the subscription, issue and conversion of the Convertible Bonds;
- the Stock Exchange approving the issue of the Convertible Bonds and granting any necessary waivers from strict compliance with the public float requirement and any other requirements of the Listing Rules in relation to the Strategic Investment Agreement;
- the Listing Committee of the Stock Exchange granting listing of and permission to deal in all of the H Shares issued pursuant to the Convertible Bonds;
- the SFC granting the Whitewash Waiver;

- the obtaining of approvals from all relevant PRC governmental authorities and other relevant third parties for the Strategic Investment Agreement and the transactions contemplated therein, including the subscription, issue and conversion of the Convertible Bonds;

- CSRC granting the necessary waiver(s) to Parent and A-B as parties acting in concert from the obligation to make a mandatory offer under the PRC Administrative Measures if CSRC determines that application for such waiver(s) is necessary pursuant to the PRC Administrative Measures;

- the issue of a legal opinion by the Tsingtao's PRC legal counsel in favour of A-B;

- the appointment of A-B's designees to three Board committees, namely, strategy and investment committee, audit and finance committee, and human resources and corporate governance committee; and

- the restructuring of all loans between Tsingtao and its subsidiaries to the satisfaction of A-B.

Tsingtao will make appropriate announcement in the course of its loan restructuring if and when required by the Listing Rules.

In the event that any of the above conditions has not been fulfilled on or before 1 June 2003 (or such later date as may be agreed between the parties), then the Strategic Investment Agreement will terminate and cease to have effect. Further, if there occurs any event which could reasonably be expected to materially and adversely affect the business, financial condition, operations, performance or properties of Tsingtao and its subsidiaries taken as a whole, before 8:00 a.m. on Tranche I and Tranche II Closing, either A-B or Tsingtao shall have the right to terminate the Strategic Investment Agreement.

The Strategic Investment Agreement does not contain any provision for waiver of any of the above conditions. As such, none of the conditions are waivable.

Tranche I and Tranche II Closing will take place on the 10th business days after fulfillment of all the conditions mentioned above. Further announcement will be made by Tsingtao as soon as practicable after Tranche I and Tranche II Closing has taken place.

Tranche III Closing

At any time after Tranche I and Tranche II Closing, Tsingtao may require A-B to subscribe for the Tranche III Bonds by notice in writing. If no subscription request is received from Tsingtao, A-B shall be deemed to have received a subscription request from Tsingtao on the date falling 6 months from the Tranche I and Tranche II Closing in relation to the first sub-tranche of Tranche III Bond and a subscription request from Tsingtao on the date falling 12 months from the Tranche I and Tranche II Closing in relation to the second sub-tranche of Tranche III Bond. Where Tsingtao has given or is deemed to have given notice requesting A-B's subscription of a Tranche III Bond, each of the two sub-tranches of Tranche III Closing will take place on the specified subscription date (or the date falling 14 days after the date on which a subscription request is deemed to have been received). Further announcement will be made by Tsingtao as soon as practicable after Tranche III Closing has taken place.

However, each of the Tranche III Closings is subject to fulfillment of the following additional conditions in addition to those specified in the paragraph headed "Tranche I and Tranche II Closing":-

Additional Conditions to each Tranche III Closing

- all H Shares to be allotted and issued pursuant to Tranche I Conversion having been allotted and issued to A-B or its nominee;

- prior to 9:30 a.m. on the relevant Tranche III Closing, no material default has occurred on the part of Tsingtao in respect of its obligations in the Strategic Investment Agreement, or on the part of Parent in respect of its obligations in the Undertaking Agreement or the Voting Trust Agreement;

- the election of A-B's relevant designee as a non-executive Director of Tsingtao by the Shareholders of Tsingtao pursuant to the Strategic Investment Agreement;

- the election of A-B's relevant designee as a supervisor of Tsingtao by the Shareholders of Tsingtao pursuant to the Strategic Investment Agreement;

- the due execution of the Voting Trust Agreement by Parent, A-B, Tsingtao and the trustee to be appointed for the purpose of such agreement; and

- the passing of a relevant Board resolution in relation to the issue of each Tranche III Bond pursuant to the Strategic Investment Agreement.

Conversion of Convertible Bonds

Tranche I Conversion:	immediate and automatic conversion of Tranche I Bond (in whole but not in parts) on the expiry of 3 months after the closing of Tranche I and Tranche II Closing
	upon conversion, A-B's shareholding in Tsingtao will increase to approximately 9.9%# of the issued share capital of Tsingtao as enlarged by the issue of new H Shares upon such conversion
Tranche II Conversion:	conversion of Tranche II Bond (in whole but not in parts) within 7 years after the Tranche I and Tranche II Closing at the discretion of A-B but if Tranche II Bond is not so converted by then, immediate automatic conversion
	upon conversion, A-B's shareholding in Tsingtao will increase to approximately 20.0%# of the issued share capital of Tsingtao as enlarged by the issue of new H Shares upon such conversion
Tranche III Conversion:	conversion of the two Tranche III Bonds together (in whole but not in parts) within 7 years after Tranche I and Tranche II Closing at the discretion of A-B but if any Tranche III Bond is not so converted by then, immediate automatic conversion
	upon conversion, A-B's shareholding in Tsingtao will be increased to approximately 27.0%# of the issued share capital of Tsingtao as enlarged by the issue of new H Shares upon such conversion

For details of the shareholding changes, please refer to the section headed "CHANGES IN THE SHAREHOLDING STRUCTURE OF TSINGTAO AS A RESULT OF EACH CONVERSION" below.

Voting Trust Arrangement

A-B undertakes to Tsingtao that in respect of H Shares acquired by it (pursuant to Tranche III Conversion or any other transaction) representing such proportion of the shareholding of A-B in Tsingtao immediately following such acquisition which will be in excess of 20% of the total number of issued Shares of Tsingtao, it shall ensure that such H Shares will be made subject to the Voting Trust Agreement.

Under the Voting Trust Agreement, A-B will enjoy the economic benefits for any of its shareholding in excess of 20% of the total number of issued Shares of Tsingtao while Parent will be entitled to exercise the voting rights of such Shares at its discretion. A trustee will therefore be appointed to hold such H Shares on trust for A-B, who shall deal with any dividends, distributions or other payments arising from such H Shares at the instruction of A-B. However, the trustee shall only exercise the voting rights in respect of such H Shares

at the sole direction of Parent. Accordingly, Parent, through the trustee, will be entitled to exercise, in general meetings or H Shares class meetings, the voting rights attached to such H Shares which are the subject of the Voting Trust Agreement (initially 91,575,342 H Shares* after Tranche III Conversion, being 7% of the then entire issued shares capital of Tsingtao). The trust constituted thereunder will be terminated if the aggregate shareholding of Parent (other than any voting rights of H Shares in which it is interested under the Voting Trust Agreement) falls below 20% of the total number of issued Shares.

Conversion Price

The conversion prices are HK$4.68 per new H Share for Tranche I Bond and Tranche II Bond and HK$4.45 per new H Share for each of the Tranche III Bonds.

The conversion price per new H Share of HK$4.68 for Tranche I Bond and Tranche II Bond and of HK$4.45 for Tranche III Bonds represent (i) a premium of approximately 30.9% and 24.5% respectively to the closing price of HK$3.575 per H Share as quoted on the Stock Exchange on 21 October 2002, the last trading day prior to the suspension of the trading of the H Shares on 22 October 2002; (ii) a premium of approximately 32.4% and 25.9% respectively to the average closing price of approximately HK$3.535 per H Share over the 10 trading days leading up to and including the last trading day prior to the suspension; and (iii) a premium of approximately 57.8% and 50.1% respectively to the audited consolidated net asset value per Share of approximately HK$2.965 as at 31 December 2001. The conversion prices have been determined after arm's length negotiations between Tsingtao and A-B.

Adjustment to Conversion Number

In the event that there is an alteration to the total number of issued Shares as a result of subdivision, consolidation, re-classification or alteration of par value or that Tsingtao makes a free distribution, bonus issues or an issue of fully paid Shares in lieu of cash dividend, an adjustment will be made to the number of new H Shares arising on conversion of any of the outstanding Convertible Bonds to the effect that the shareholding of A-B would remain at the percentage level it would have been if the event giving rise to the adjustment had not occurred.

Post-Conversion Lock-Up and Restriction on Disposal

Any H Shares issued in favour of A-B pursuant to the Convertible Bonds will be subject to a 2-year non-disposal lock-up period from the date of relevant allotment and issue.

A-B also undertakes that for so long as Parent's shareholding in Tsingtao (other than any voting rights of H Shares in which Parent is interested under the Voting Trust Agreement) does not fall below 20% of the total number of issued Shares, it will not sell or otherwise dispose of any of its shareholding in Tsingtao to any person, if,

(a) A-B knows that that person to which the Shares is to be sold or disposed of, will be owning 20% or more of the entire issued shares capital of Tsingtao as a result of such sale or disposal; or

(b) Parent shall cease to be the largest shareholder of Tsingtao after such sale or disposal.

Restriction on H Shares Acquisitions

In addition to the voting trust arrangement as mentioned above, A-B further undertakes to Tsingtao that upon its shareholding in Tsingtao (including those H Shares which are made subject to the Voting Trust Agreement) reaching 27% of the total number of issued Shares of Tsingtao, it will not acquire any additional H Shares such that its aggregate shareholding immediately following such acquisition would exceed 27% of the total number of issued Shares in Tsingtao. However, such undertaking shall remain effective only for so long as the Parent owns in the aggregate at least 27% of the total number of issued Shares of Tsingtao (other than any voting rights of H Shares in which Parent is interested under the Voting Trust Agreement).

Anti-dilution Rights

A-B shall be entitled to anti-dilution rights so that if, at any time on or after the Tranche I Conversion, Tsingtao offers, issues or places any new H Shares or other securities convertible or exchangeable into new H Shares, A-B shall have the right to purchase or subscribe for such number of additional H Shares or securities to maintain its pre-offering percentage shareholding in the entire issued share capital of Tsingtao.

However, if Tsingtao makes an offering, issuance or placement of new A Shares or other securities convertible or exchangeable into new A Shares and A-B is not eligible to purchase or subscribe for such A Shares, Tsingtao should provide A-B with the opportunity to, and A-B shall have the right to purchase or subscribe for (at the same time as such A Shares offering, issuance or placement and at the average closing price of the H Shares for the last 20 business days) such number of additional H Shares to maintain its pre-offering percentage shareholding in the entire issued share capital of Tsingtao.

In giving effect to these anti-dilution rights, Tsingtao will comply with all applicable laws and regulations from time to time including the Listing Rules, and obtain Shareholder's approval when and where necessary.

Non-compete Covenants

With a view to strengthening the alliance, Tsingtao and A-B covenants to each other that each of them shall not directly or indirectly or solely or jointly enter into or otherwise have an interest in any strategic investment agreement, joint venture or other similar arrangements involving strategic cooperation or investment in connection with the operations of any brewery business in the PRC without the prior written consent of the other party, subject to exceptions stated therein. Such non-compete covenants will cease to bind Tsingtao if, at any time after the conversion of all of the Convertible Bonds, A-B and its subsidiaries own in the aggregate less than 20% of the total number of issued Shares and vice versa if Parent's shareholding falls below 20%.

Other terms of the Strategic Investment Agreement

Tsingtao and A-B has also agreed to join their resources to support Tsingtao's objective of leading change and growth in the PRC brewery industry and increasing Tsingtao's

competitiveness of Tsingtao's family of beer brands. By way of exchange programs, A-B will assist Tsingtao with its experience in the United States in the areas of strategic planning, brewing operations, budgeting, management systems, investor relations and such other areas the parties may agree.

A-B will also nominate its candidates for election as directors and supervisors in general meetings of Tsingtao as follows:-

(1) one non-executive Director to the Board following Tranche I Conversion;

(2) one supervisor to the supervisory committee of Tsingtao following Tranche I Conversion; and

(3) one additional non-executive Director to the Board following Tranche II Conversion.

Parent has undertaken to vote in support of the candidates nominated by A-B in the Shareholders' meetings of Tsingtao (see the section headed "Undertaking Agreement" below for details).

As at the date of this announcement, the Board consists of nine Directors, five of which are non-executive Directors, and the supervisory committee of Tsingtao consists of six supervisors. Upon each Tranche I Conversion and Tranche II Conversion, the composition of the Board and the supervisory committee of Tsingtao will be changed accordingly if A-B's nominees are elected in the general meetings.

2. UNDERTAKING AGREEMENT

Parent, which as at the date of this announcement holds 399,820,000 nonlisted A Shares (representing approximately 40.0% of the total issued share capital of Tsingtao), entered into the Undertaking Agreement with A-B on 21 October 2002 to the effect that Parent will, amongst other things, procure the consummation of the transactions contemplated by the Strategic Investment Agreement between Tsingtao and A-B.

Parent further undertakes that for so long as A-B's shareholding in Tsingtao does not fall below 20% of the total number of issued Shares, it shall not, directly or indirectly sell or otherwise dispose of any Shares owned by it to or in favour of any person engaging or having a controlling interest in any business in the brewery or beverage industry except to a PRC state-owned entity acceptable to A-B which is a wholly owned subsidiary of Parent, provided that A-B shall continue to be the largest non-government shareholder of Tsingtao following such transfer or disposal. This requirement that A-B has to be the largest non-government shareholder does not apply if, at any time after the conversion of all of the Convertible Bonds, A-B's shareholding in Tsingtao falls below 20% of the total number of issued Shares.

Under the Undertaking Agreement, A-B undertakes to Parent the same undertakings it has made to Tsingtao as explained in the paragraphs headed "Voting Trust Arrangement", "Post-Conversion Lock-Up and Restriction on Disposal", "Restriction on H Shares Acquisitions" and "Non-compete Covenants" above.

3. CHANGES IN THE SHAREHOLDING STRUCTURE OF THE COMPANY AS A RESULT OF EACH CONVERSION

The shareholding structure of Tsingtao immediately before and after each conversion is as follows (assuming that other than the transactions contemplated by the Strategic Investment Agreement, there is no other transaction which will change, or would have changed, the share capital structure of Tsingtao during the interim period between the date of this announcement and the date of Tranche III Conversion):-

	Parent (A Shares) (Note 1)	A-B (H Shares)	A Shares in public hands	A Shares held by non-listed legal persons	H Shares in public hands	Total Issued Shares (as enlarged)	Percentage of Collective Vote held by Parent and A-B
Shareholding as at the date of this announcement	399,820,000 (40.0%)	45,000,000 (4.5%)	200,000,000 (20.0%)	53,330,000 (5.3%)	301,850,000 (30.2%)	1,000,000,000 (100.0%)	44.5%
Immediately after Tranche I Conversion	399,820,000 (37.7%)	105,000,000 (9.9%)	200,000,000 (18.9%)	53,330,000 (5.0%)	301,850,000 (28.5%)	1,060,000,000 (100.0%)	47.6%
Immediately after Tranche II Conversion	399,820,000 (33.5%)	239,000,000 (20.0%)	200,000,000 (16.8%)	53,330,000 (4.4%)	301,850,000 (25.3%)	1,194,000,000 (100.0%)	53.5%
Immediately after Tranche III Conversion (Note 2)	399,820,000 (30.6%)	353,219,178 (27.0%)	200,000,000 (15.3%)	53,330,000 (4.1%)	301,850,000 (23.0%)	1,308,219,178 (100.0%)	57.6%
Resulting Beneficial Shareholding (other than voting rights) immediately after Tranche III Conversion and Voting Trust Arrangement	399,820,000 (30.6%)	353,219,178 (27.0%)	200,000,000 (15.3%)	53,330,000 (4.1%)	301,850,000 (23.0%)	1,308,219,178 (100.0%)	57.6%
Resulting Voting Rights immediately after Tranche III Conversion and Voting Trust Arrangement (Note 3)	491,395,342 (37.6%)	261,643,836 (20.0%)	200,000,000 (15.3%)	53,330,000 (4.1%)	301,850,000 (23.0%)	1,308,219,178 (100.0%)	57.6%

Note 1: Parent's shareholding of A Shares comprises non-listed state-owned Shares only

Note 2: 91,575,342 H Shares* to be allotted and issued under Tranche III Conversion will be allotted to the trustee such that A-B will be entitled to its economic interests and Parent will be entitled to the voting rights

Note 3: Upon Tranche III Conversion and as a result of the Voting Trust Agreement, Parent will hold approximately 14.0% of the voting rights attached to all the issued H Shares as enlarged at that time, A-B approximately 40.0% and the public approximately 46.0%.

4. TAKEOVERS CODE IMPLICATIONS

As at the date of this announcement, A-B is the beneficial owner of 45,000,000 H Shares (i.e. representing approximately 4.5% of the total issued capital of Tsingtao). Parent is the beneficial owner of 399,820,000 nonlisted A Shares (i.e. representing approximately 40.0% of the total issued capital of Tsingtao).

As a result of the voting trust arrangement contemplated under the Strategic Investment Agreement and the entry into the Undertaking Agreement, Parent and A-B will be treated as parties acting in concert for the purpose of the Takeovers Code. According to Note 2 to Rule 26.1 of the Takeovers Code, the coming together of Parent and A-B as a concert group will not trigger any mandatory offer obligation upon the signing of the Strategic Investment Agreement and the Undertaking Agreement.

However, immediately after each of Tranche I Conversion and Tranche II Conversion, the collective shareholdings of Parent and A-B in Tsingtao would increase from 44.5%# to 47.6%# and from 47.6%# to 53.5%# respectively. Given that each of the increases in shareholding exceeds the 2% creeper and involves a concert group with an aggregate shareholding of between 30% and 50%, Parent, A-B and any parties acting in concert with any one of them would, on each of the said conversion, be obliged to make an unconditional general offer for all the issued Shares not already owned or agreed to be acquired by them.

An application will be made by Parent to the Executive for the Whitewash Waiver which, if granted, would be subject to the approval of the Independent Shareholders on a vote taken by way of a poll. The Executive may or may not grant the Whitewash Waiver.

Closings of all 3 tranches of the subscription of the Convertible Bonds are conditional upon, amongst other things, the granting of the Whitewash Waiver by the Executive. The Strategic Investment Agreement has not provided for waiver of any of its conditions. If the Executive does not grant the Whitewash Waiver, the Strategic Investment Agreement will lapse as a consequence and there will be no general offer for any Shares as a result of the Strategic Investment Agreement.

If the Whitewash Waiver is approved by the Independent Shareholders and granted by the Executive, no general offer will require to be made upon Tranche I Conversion or Tranche II Conversion. Immediately upon Tranche II Conversion, Parent and A-B and their concert parties (if any) will hold approximately 53.5% of the issued share capital of Tsingtao as enlarged by the new H Shares to be issued under such conversion and as such, Tranche III Conversion will not trigger any obligation under Rule 26 of the Takeovers Code to make a general offer, and Parent, A-B and the parties acting in concert with them (if any) will be free to acquire additional Shares upto 75% of the issued share capital of Tsingtao after Tranche II Conversion without further incurring any such obligation.

5. PUBLIC FLOAT OF H SHARES

Immediately after Tranche II Conversion, the beneficial shareholding of A-B and (if applicable) its associates in Tsingtao, will increase from 105,000,000 H Shares# (representing approximately 9.9%# of the total issued share capital of Tsingtao immediately before Tranche II Conversion) to 239,000,000 H Shares# (representing approximately 20.0%# of the total issued share capital of Tsingtao immediately after Tranche II Conversion).

As a result, A-B will then be regarded under the Listing Rules as a connected person of Tsingtao and the H Shares held by A-B and (if applicable) its associates will not be considered as being held by the public. Accordingly, the public float requirement under Rule 19A.14(2)(a)(i) of the Listing Rules which states that all H Shares must be held by the public will be violated.

Tsingtao will make an application to the Stock Exchange for a waiver from strict compliance with Rule 19A.14(2)(a)(i) on terms satisfactory to the Stock Exchange.

Closings of all 3 tranches of the subscription of the Convertible Bonds is conditional upon, amongst other things, the granting of a waiver (subject to such conditions as may be imposed by the Stock Exchange) from compliance with Rule 19A.14(2)(a)(i) of the Listing Rules by the Stock Exchange. **The Stock Exchange may or may not grant such waiver or the conditions imposed by the Stock Exchange may or may not be acceptable by the parties involved. If the Stock Exchange does not grant the waiver at all, the Strategic Investment Agreement will lapse. Further announcement will be made by Tsingtao if and when the waiver is granted. Shareholders and public investors are advised to exercise caution when dealing in the Shares.**

6. CSRC WAIVER

Tsingtao is seeking CSRC's view on the application of the PRC Administrative Measures (which will come into effect on 1 December 2002) to the Strategic Investment Agreement and the transactions contemplated therein. It is possible that a waiver may be required on the part of Parent and A-B as parties acting in concert (as defined therein) from the requirement to make a general offer pursuant to the PRC Administrative Measures. Tsingtao will make an announcement relating to the same if and when necessary.

Closings of all 3 tranches of the subscription of the Convertible Bonds are conditional upon, amongst other things, the granting of such waiver(s) by CSRC in the event that CSRC determines that application for such waiver(s) is necessary on the part of Parent and A-B pursuant to the PRC Administrative Measures. If CSRC does not grant the waiver(s) should the same be necessary, the Strategic Investment Agreement will lapse as a consequence.

7. REASONS FOR THE STRATEGIC INVESTMENT AGREEMENT

Through the Strategic Investment Agreement, Tsingtao and A-B intend to join their resources to support Tsingtao's objectives of developing and accelerating the successful and profitable growth of its Tsingtao family of beer brands, leading change and growth in the PRC brewery industry, increasing its competitiveness and improving its profitability, on the basis of the mutual understanding that Parent will remain the largest shareholder of Tsingtao and A-B will remain the largest non-government shareholder of Tsingtao.

The Directors (other than the Independent Board Committee which will express their opinion upon the advice of the independent financial adviser to be appointed by Tsingtao) believe that the strategic alliance between Tsingtao and A-B could further strengthen Tsingtao's competitive position in light of China's accession to the WTO and the consolidation trend of the overall brewery industry.

8. USE OF PROCEEDS

The net proceeds from the subscription of the Convertible Bonds will be used for the sole purpose of Tsingtao's brewery business to fund any future acquisition of breweries and capital expenditure of its existing brewery facilities and greenfield brewery construction. No definitive acquisition targets have been identified in this respect.

9. APPLICATION FOR LISTING

Tsingtao will apply to the Stock Exchange for listing of and permission to deal in the new H Shares to be issued under the Convertible Bonds.

10. INFORMATION ON TSINGTAO

Tsingtao is a joint stock company with limited liability established in the PRC. Its H Shares are listed on the Stock Exchange and a proportion of its A Shares are listed on the Stock Exchange of Shanghai.

Tsingtao is principally engaged in the production and distribution of beer products. Its subsidiaries and associated companies are principally engaged in the production, sales and trading of beer products.

Tsingtao is the largest beer brewer in mainland China in terms of production scale and market share, engaged in the production, distribution and trading of beer products. Tsingtao currently owns 48 beer plants and three malting mills in 17 provinces and cities in the PRC. Its products "Tsingtao Beer" has become the most well known Chinese brand in the international brand market and are distributed to more than 40 countries and regions throughout the world.

11. INFORMATION ON A-B

A-B, whose shares are listed on the New York Stock Exchange, Inc., is a corporation incorporated under the laws of the state of Delaware in the United States. A-B and its subsidiaries are principally engaged in brewing and selling beer, packaging production and theme park operation. It is the world's largest brewer, operating 12 breweries in the United States and two overseas. It is one of the largest theme park operators in the United States. It is the world's largest recycler of aluminum containers and has interests in malt production, rice milling, turf farming, real estate development, glass bottle manufacturing, aluminum can manufacturing, metallised and paper label printing and transportation services.

12. SHAREHOLDERS' APPROVAL AND CONNECTED TRANSACTION

Approvals are required from Shareholders in relation to, amongst other things, the Strategic Investment Agreement, the Convertible Bonds, the issue of the new H Shares arising upon conversion of the Convertible Bonds, the Whitewash Waiver and any incidental amendments to the Articles of Association. Accordingly, the EGM, the A Shares EGM and the H Shares EGM will be convened as soon as possible to approve these matters.

Parent, a substantial shareholder of Tsingtao and therefore a connected person of Tsingtao, will be entitled to exercise the voting rights of those Shares representing such shareholding of A-B in excess of 20% of the entire issued share capital of Tsingtao, under the voting trust arrangement (as described in the section headed "Voting Trust Arrangement" above). Such arrangement renders the Strategic Investment Agreement and the transactions contemplated thereunder (including the voting trust arrangement) connected transactions between Tsingtao

and Parent. The transactions must therefore be made conditional on approval by shareholders in general meeting pursuant to Rule 14.27 of the Listing Rules and any connected person interested in the connected transaction will abstain from voting at the general meeting pursuant to Rule 14.26 of the Listing Rules.

Further, Parent, A-B and any of their associates and persons acting in concert with any of them in relation to Tsingtao for the purpose of the Listing Rules and the Takeovers Code will abstain from voting on the resolutions approving the Whitewash Waiver at the EGM.

A-B, Parent and their respective associates will abstain from voting on the resolutions approving, inter alia, the Strategic Investment Agreement and the transactions contemplated thereunder at the EGM.

13. GENERAL

HSBC has been appointed as the financial adviser to Tsingtao.

An independent financial adviser will be appointed to advise the Independent Board Committee whether the terms of the Strategic Investment Agreement and the Whitewash Waiver is fair and reasonable so far as the Independent Shareholders are concerned.

A composite document containing, amongst other things, information on the Strategic Investment Agreement (including but not limited to the Convertible Bonds and the voting trust arrangement), the proposed increase in the share capital, any incidental amendments to the Articles of Association and the Whitewash Waiver, the recommendation of the Independent Board Committee in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver, the letter of the independent financial adviser in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver and the notice of various shareholders' meetings of Tsingtao, if required, will be despatched to the holders of H Shares as soon as practicable.

In addition, an announcement of the results of the shareholders' meetings will be made by Tsingtao after the meetings have been held.

Trading of H Shares on the Stock Exchange was suspended at the request of Tsingtao from 9:30 a.m. respectively on 22 October 2002. Application has been made for trading of H Shares to resume from 9:30 a.m. on 24 October 2002. Trading of A Shares on the Stock Exchange of Shanghai was suspended at the request of Tsingtao from 9:30 a.m. on 22 October 2002. Application has been made for trading of A Shares to resume from 10:30 a.m. on 24 October 2002.

Shareholders and public investors are advised to exercise caution when dealing in the Shares.

14. DEFINITIONS

As used in this Announcement, the following words and phrases shall have the following meanings:

Words and phrases	Meanings
"A-B"	Anheuser-Busch Companies, Inc, a corporation incorporated under the laws of the state of Delaware, the United States of America, whose shares are listed on the New York Stock Exchange, Inc.
"A Shares EGM"	the extraordinary general meeting of the Company to be convened for holders of A Shares to consider and approve, amongst other things, the transactions contemplated by the Strategic Investment Agreement
"A Shares"	ordinary shares in the capital of the Company which are subscribed for or credited as paid up in Renminbi from time to time, currently of a nominal value of RMB1.00 each
"Articles of Association"	the articles of association of the Company
"associates"	have the meaning as defined in the Listing Rules
"Board"	the board of Directors
"Company" or "Tsingtao"	Tsingtao Brewery Company Limited, a joint stock company with limited liability established in the PRC, whose H Shares are listed on the Stock Exchange
"Convertible Bonds"	collectively the Tranche I Bond, the Tranche II Bond and the Tranche III Bonds
"Conversion Prices"	the conversion prices of the Tranche I Bond, Tranche II Bond and Tranche III Bonds
"CSRC"	the China Securities Regulatory Commission
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company to be convened for Shareholders to consider and approve, amongst other things, the transactions contemplated by the Strategic Investment Agreement and the Whitewash Waiver
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate of the Executive Director

"H Shares EGM"	the extraordinary general meeting of the Company to be convened for holders of H Shares to consider and approve, amongst other things, the transactions contemplated by the Strategic Investment Agreement, during which meeting A-B and any other Shareholders interested or involved in the transactions will abstain from voting on the resolutions to be approved
"H Shares"	ordinary shares in the capital of the Company which are subscribed for and traded in Hong Kong dollars from time to time, currently of a nominal value of RMB1.00 each
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Independent Board Committee"	an independent committee of the Board to be appointed by the Board to consider and make recommendations to Independent Shareholders in relation to the terms of the Strategic Investment Agreement and the Whitewash Waiver
"Independent Shareholders"	the Shareholders other than Parent, A-B, and other Shareholders who are involved or interested in the Strategic Investment Agreement and the transactions contemplated thereunder, and any of their associates and their respective concert parties (if any)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Parent"	the Qingdao State-Owned Assets Administration Office
"PRC"	the People's Republic of China
"PRC Administrative Measures"	the PRC Administrative Measures relating to Acquisitions of Listed Companies recently promulgated by CSRC on or about 8 October 2002
"SFC"	the Securities and Futures Commission of Hong Kong
"Share(s)"	A Shares and H Shares
"Shareholder(s)"	holder(s) of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Strategic Investment Agreement"	the strategic investment agreement entered into between Tsingtao and A-B on 21 October 2002, the contents of which are summarised above
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Tranche I and Tranche II Closing"	the closing of Tranche I Subscription and the Tranche II Subscription
"Tranche I Bond"	tranche I of the Convertible Bonds, comprising one bond in the principal sum of HK$280,800,000 mandatorily convertible into 60,000,000 new H Shares* at HK$4.68 per new H Share
"Tranche II Bond"	tranche II of the Convertible Bonds, comprising one bond in the principal sum of HK$627,120,000 mandatorily convertible into 134,000,000 new H Shares* at HK$4.68 per new H Share
"Tranche III Bond(s)"	tranche III of the Convertible Bonds, comprising two bonds in the aggregate principal sum of HK$508,275,342 mandatorily convertible into 114,219,178 new H Shares* at HK$4.45 per new H Share, and each such bond being in the principal sum of HK$254,137,671 convertible into 57,109,589 new H Share* at HK$4.45 per new H Share, and a Tranche III Bond shall mean either of these bonds
"Tranche III Closing"	the closing of each Tranche III Subscription
"Tranche I Conversion"	the conversion of Tranche I Bond
"Tranche II Conversion"	the conversion of the Tranche II Bond
"Tranche III Conversion"	the conversion of the Tranche III Bonds
"Tranche I Subscription"	subscription for the Tranche I Bond pursuant to the Strategic Investment Agreement
"Tranche II Subscription"	subscription for the Tranche II Bond pursuant to the Strategic Investment Agreement
"Tranche III Subscription"	subscription of a Tranche III Bond pursuant to the Strategic Investment Agreement
"Undertaking Agreement"	the undertaking agreement entered into between the Parent and A-B on 21 October 2002
"Voting Trust Agreement"	the voting trust agreement to be entered into between the Parent, A-B, Tsingtao and the trustee to be appointed for the purpose of such agreement

"Whitewash Waiver"	a waiver by the Executive of the obligation on the part of A-B, Parent and persons acting in concert with them (if any) to make a general offer under the Takeovers Code for all the Shares not beneficially owned by them, pursuant to Note 1 of the Notes on Dispensations from Rule 26 of the Takeovers Code
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"%"	per cent

By Order of the Board
Tsingtao Brewery Company Limited
Li Guirong
Chairman

Hong Kong, 23 October 2002

The number of H Shares stated is subject to adjustment pursuant to the Strategic Investment Agreement on the occurrence of adjustment events(see paragraph headed "Adjustment to Conversion Number").

#Figures are presented on the assumption that other than the transactions contemplated by the Strategic Investment Agreement, there is no other transaction which will change, or would have changed, the share capital structure of Tsingtao at the relevant time.

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The Directors have received confirmation from A-B that the information contained in this announcement under the section headed "Information on A-B" is accurate.